Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272750

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 13 DATED JANUARY 15, 2026

TO THE PROSPECTUS DATED APRIL 4, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of IPC Alternative Real Estate Income Trust, Inc., dated April 4, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to IPC Alternative Real Estate Income Trust, Inc. unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of February 2, 2026;
•
to disclose the calculation of our December 31, 2025 NAV per share for all share classes;
•
to provide an update on the status of our Public Offering;
•
to provide an update on certain suitability standards; and
•
to provide portfolio metrics regarding the status of the Operating Partnership’s investments as of December 31, 2025.

February 2, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 2, 2026 (and repurchases as of January 30, 2026) is as follows:

Transaction Price (per share)
Class T	$23.1533
Class S	$23.0883
Class D	$23.0984
Class I	$23.0883
Class X-1	$23.1998
Class X-2	$23.0883

As of the date of this Supplement, we had not sold any Class S shares or Class X-2 shares. Until we sell shares of Class S and Class X-2 common stock, the transaction price for these classes is based on NAV per share of our Class I shares as of December 31, 2025. We will separately compute the NAV per share for each one of these classes once we have shares of such class outstanding. Class X-1 and Class X-2 shares are not being sold as part of our Public Offering. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

December 31, 2025 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.ipcaltreit.com and is made available on our toll-free, automated telephone line at 866-MY-Inland (866-694-6526). Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for a discussion of how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Transactions or events have occurred since December 31, 2025 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2025 along with the immediately preceding month.

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company's common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of December 31, 2025 (dollars and shares/units in thousands):

Components of NAV	As of December 31, 2025
Investments in real estate	$413,590
Cash and cash equivalents	8,753
Restricted cash	413
Other assets	5,215
Debt	(273,378)
Other liabilities(1)	(14,372)
Net asset value	$140,221
Total shares/units outstanding	6,026
(1)
Includes accrued distribution fees. Distribution fees only apply to Class T shares and units, Class S shares and units and Class D shares and units. For purposes of calculating NAV, we recognize the distribution fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the distribution fee as an offering cost at the time we sell Class T shares and units, Class S shares and units, and Class D shares and units. As of December 31, 2025, we had accrued under GAAP $279 of distribution fees payable to Inland Securities Corporation (the “Dealer Manager”) related to the Class T shares and units and Class D shares and units. As of December 31, 2025, we had not sold or issued any Class S shares or units, therefore, we had not accrued any distribution fees payable to the Dealer Manager related to such shares or units. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table sets forth our NAV and NAV per share/unit by class as of December 31, 2025 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class T Shares/Units	Class D Shares/Units	Class I Shares/Units	Class X-1 Shares/Units	Class A Units	Total
Net asset value	$4,177	$566	$10,146	$100	$125,232	$140,221
Number of outstanding shares/units	180	25	439	4	5,378	6,026
NAV per share/unit as of December 31, 2025	$23.1533	$23.0984	$23.0883	$23.1998	$23.2873

Set forth below are the weighted averages of the key assumptions used by our independent valuation advisor in the discounted cash flow analysis used for the December 31, 2025 valuations, based on property type:

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.54%	6.33%
Self-Storage	8.17%	6.42%
Education	8.50%	6.75%

A change in these key assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our property investment values:

Property Type	Hypothetical Change	Healthcare	Self-Storage	Education
Discount rate (weighted average)	0.25% decrease	1.83%	1.90%	1.79%
	0.25% increase	(1.83)%	(1.65)%	(1.79)%
Exit capitalization rate (weighted average)	0.25% decrease	2.38%	2.40%	2.01%
	0.25% increase	(2.12)%	(2.08)%	(2.01)%

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company’s common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of November 30, 2025 (dollars and shares/units in thousands):

Components of NAV	As of November 30, 2025
Investments in real estate	$413,710
Cash and cash equivalents	8,253
Restricted cash	402
Other assets	5,530
Debt	(273,376)
Other liabilities(1)	(14,853)
Net asset value	$139,666
Total shares/units outstanding	5,988
(1)
Includes accrued distribution fees. Distribution fees only apply to Class T shares and units, Class S shares and units and Class D shares and units. For purposes of calculating NAV, we recognize the distribution fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the distribution fee as an offering cost at the time we sell Class T shares and units, Class S shares and units, and Class D shares and units. As of November 30, 2025, we had accrued under GAAP $247 of distribution fees payable to the Dealer Manager related to the Class T shares and units and Class D shares and units. As of November 30, 2025, we had not sold or issued any Class S shares or units, therefore, we had not accrued any distribution fees payable to the Dealer Manager related to such shares or units. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table sets forth our NAV and NAV per share/unit by class as of November 30, 2025 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class T Shares/Units	Class D Shares/Units	Class I Shares/Units	Class A Units	Total
Net asset value	$3,644	$566	$9,616	$125,840	$139,666
Number of outstanding shares/units	157	24	416	5,391	5,988
NAV per share/unit as of November 30, 2025	$23.2084	$23.1665	$23.1520	$23.3424

Status of our Public Offering

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Public Offering (i) 545,764 shares of our common stock (consisting of 342,233 Class I shares, 179,564 Class T shares and 23,967 Class D shares; no Class S shares were issued or sold as of such date) in the primary offering for total proceeds of $13.2 million and (ii) 7,354 shares of our common stock (consisting of 4,296 Class I shares, 2,462 Class T shares and 596 Class D shares) pursuant to our distribution reinvestment plan for a total value of $0.2 million. We intend to continue selling shares in the Public Offering on a monthly basis.

Updates to Suitability Standards

The following disclosure updates the suitability standard for Alabama investors in the “Suitability Standards” section of the Prospectus:

Effective for subscriptions accepted after February 20, 2026, the following suitability standard applies to Alabama investors in our offering:

Alabama Investors. Purchasers residing in Alabama must have either (a) a minimum of $100,000 annual gross income and a net worth of $100,000, or (b) a net worth of at least $350,000. In addition, the aggregate investment in us and other non-traded direct participation programs by purchasers residing in Alabama shall not exceed 10% of such investor’s liquid net worth at the time of investment in us. This concentration limit does not apply to investments made as a result of participation in a distribution reinvestment program nor to an investor who is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended. Liquid net worth is defined as that portion of net worth consisting of cash, cash equivalents and readily marketable securities.

The following disclosure updates Section F 1.(F) of Appendix B: Form of Subscription Agreement within the Prospectus:

Effective for subscriptions accepted after February 20, 2026, the following suitability standard applies to Alabama investors in our offering:

For Alabama residents: Investors residing in Alabama must have either (a) a minimum of $100,000 annual gross income and a net worth of $100,000, or (b) a net worth of at least $350,000. In addition, an Alabama investor’s aggregate investment in us and other non-traded direct participation programs shall not exceed 10% of such investor’s liquid net worth at the time of investment in us. This concentration limit does not apply to investments made as a result of participation in a distribution reinvestment program nor to an investor who is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended. Liquid net worth is defined as that portion of net worth consisting of cash, cash equivalents and readily marketable securities.

Portfolio Metrics as of December 31, 2025

Attached hereto as Appendix A are portfolio metrics regarding the status of our Operating Partnership’s investments as of December 31, 2025.

Appendix A

ALT REIT Portfolio Overview* $414M Investments in Real Estate $140M Net Asset Value 35 Properties Healthcare Appraised Property Value $328,950,000 No. of Properties 30 Square Feet 746,601 Leased % 97.7% Student Housing Appraised Property Value $44,700,000 No. of Properties 1 Total Beds 406 Leased % 88.4% Self Storage Appraised Property Value $39,940,000 No. of Properties 4 No. of Units 2,362 Leased % 81.9%† † Leased % based on rentable square footage Property Type by Investment Value Self Storage 10% Student Housing 11% Healthcare 79% *Data as of December 31, 2025. For more information on IPC Alternative Real Estate Income Trust, Inc.’s (ALT REIT) most recent estimated net asset value (NAV), including the assumptions, estimates and judgments used to determine the estimated NAV, see Supplement No. 13 to the prospectus of IPC Alternative Real Estate Income Trust, Inc., dated April 4, 2025, as filed with the SEC on January 15, 2026. Portfolio shown is that of the Operating Partnership of ALT REIT. ALT REIT is the general partner of the Operating Partnership but currently does not own a substantial economic interest in the Operating Partnership and therefore does not own a substantial interest in the underlying properties. As ALT REIT raises capital in its public offering, it will contribute the capital to the Operating Partnership in exchange for ownership interests in the form of Operating Partnership units such that we expect to eventually consolidate the Operating Partnership.